



06005543

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/02/05___ AND ENDING ___12/31/05___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *PRIME PACIFIC FINANCIAL CORP*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2308 SCHADER   # 114___
(No. and Street)

___Santa Monica___   ___CA___   ___90404___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WING TO NG___
(Name – if individual, state last, first, middle name)

___10507___   ___VALLEY BLVD #858 EL MONTE   CA___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

RECEIVED MAR 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Judy Chia _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Prime Pacific Financial Corp _____ , as
of _____ Feb 21 _____ , 20 06 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

OCIE E. HENDERSON
COMM. #1529263
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 4, 2008

_____ Signature

_____ President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of
Los Angeles
Subscribed and sworn to (or affirmed)
Before me on this 21 day of FEB, 2006 by
Judy Chia
personally known to me or proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.
Signature _____

(Seal)

Prime Pacific Financial Corp.

Financial Statements

Supplementary Information

December 31, 2005

Presented by:

Wing To Ng
Certified Public Accountant

Wing To Ng
Certified Public Accountant
10507 Valley Boulevard, Suite 858
El Monte, California 91731
(626) 453-0353

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Prime Pacific Financial Corp.

I have audited the accompanying balance sheet of Prime Pacific Financial Corp. as of December 31, 2005, and related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the Accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Pacific Financial Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wing To Ng
Certified Public Account

El Monte, California
February 20, 2006

PRIME PACIFIC FINANCIAL CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

Cash in bank	6,773
Deposits with clearing organizations	14,503
Temporary investments in securities	20,100
Receivable from brokers and dealers	1,368
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization	-
Other assets	55,097
TOTAL ASSETS	97,841

LIABILITIES AND STOCKHOLDER'S INVESTMENT

Commissions payable	880
TOTAL LIABILITIES	880

Stockholder's investment:	
Common stock	135,000
Less: Treasury stock at cost	(90,000)
Retained earnings	51,961
TOTAL STOCKHOLDER'S INVESTMENT	96,961
TOTAL LIABILITIES AND STOCKHOLDER'S INVESMENT	97,841

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	45,208
Interest	4,765
	49,973
EXPENSES:	
Commissions and floor brokerage	32,093
Office expenses	28
Taxes, licenses and regulatory fees	961
Other operating expenses	1,100
	34,182
LOSS BEFORE INCOME TAX PROVISION	15,791
STATE INCOME TAX PROVISION	800
NET INCOME	14,991
RETAINED EARNINGS, beginning of year	36,970
Add Income/(Loss)	14,991
Less Distributions	-
RETAINED EARNINGS, end of year	51,961

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2005

	CAPITAL STOCK	RETAINED EARNINGS
Balance January 1, 2005	135,000	36,970
Additional Issuance of Common Stock		
Treasury Stock at cost	(90,000)	
Net Income		14,991
Balance December 31, 2005	45,000	51,961

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	14,991
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	-
Increase in clearing deposits	(344)
Decrease in commissions receivable	1,357
Decrease in commissions payable	(412)
Increase in other assets	(18,849)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(3,257)
CASH AT BEGINNING OF YEAR	10,030
CASH AT END OF YEAR	6,773

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Prime Pacific Financial Corp. (PPI) is a fully disclosed broker/dealer approved by the NASD. The company clears all transactions through broker/dealer Wedbush Morgan Securities (Wedbush) on a fully disclosed basis. Wedbush confirms directly to PPI customers and is responsible for holding funds and securities, carrying customer accounts and clearing securities transactions.

Depreciation

For financial reporting purposes, depreciation of property and equipment is provided on the declining balance method.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 15c3-1 & 15c3-3
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

PRIME PACIFIC FINANCIAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL:
Total stockholder's investment   96,961
Less: Non-allowable assets:
  Furniture, equipment and leasehold improvements   -
  Securities not readily marketable   (20,100)
  Other assets   (55,097)

    Net Capital   21,764

AGGREGATED INDEBTEDNESS   880

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required   5,000

Excess net capital   16,764

Excess net capital at 1000%   21,676

Ratio: Aggregated indebtedness to net capital   4.00

RECONCILIATION WITH COMPANY'S COMPUTATION:
Net capital, as reported in Company's part IIA
    (unaudited) FOCUS report   21,764
      Net audit adjustments   -
      Net capital per above   21,764

Aggregate indebtness, as reported in Company's part IIA
    (unaudited) FOCUS report   880
      Net audit adjustments   -
      Aggregate indebtness per above   880

There is no material difference existed of the audited Computation of Net Capital Under
Rule 15c3-1 and the broker-dealer's corresponding Unaudited FOCUS Report Part IIA.

The company (PPI) clears all business transactions through broker/dealer Wedbush Morgan Securities (Wedbush) on a fully disclosed basis. Wedbush confirms directly to PPI customers and is responsible for holding funds and securities, carrying customer accounts and clearing securities transactions

Computation of Reserve Requirements Pursuant to Rule 15c3-3 :

Not applicable because the company is exempt under Rule 15c3-3 section k(2)(ii)

Information Relating to Possession or Control Requirements under rule 15c3-3

Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(ii)
"Special Account for the Exclusive Benefit of Customers"

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

Board of Directors and Stockholder
Prime Pacific Financial Corp.

I have examined the financial statements of Prime Pacific Financial Corp. for the year ended December 31, 2005, and have issued my report thereon dated February 22, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Prime Pacific Financial Corp. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences requires by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rules 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Wing To Ng
Certified Public Accountant

El Monte, California
February 20, 2006